
SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
14


11015964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52909

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Donnelly Penman & Partners, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17160 Kercheval Avenue
(No. and Street)

Grosse Pointe	**Michigan**	**48230**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark A. Cleland **(313) 446-9900**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Godfrey Hammel, Danneels & Company, P.C.
(Name – *if individual, state last, first, middle name*)

21420 Greater Mack Avenue	**St. Clair Shores**	**MI**	**48080**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Cleland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donnelly Penman & Partners, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BONNIE SOMERVILLE
NOTARY PUBLIC, STATE OF MI
COUNTY OF MACOMB
MY COMMISSION EXPIRES Sep 17 2015
ACTING IN COUNTY OF Wayne

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of XXXXXXXXXXXXXXXXXXXXX Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report. **& Form SIPC-7 General Assessment Reconciliation**
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X **(o) A report on Internal Control in accordance with Rule 17a-5(g)(1)**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


GHD
Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghdcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders

Donnelly Penman & Partners, Inc.

We have audited the accompanying statements of financial condition of Donnelly Penman & Partners, Inc. (an S Corporation) as of December 31, 2010 and 2009, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donnelly Penman & Partners, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Godfrey Hammel, Danneels & Co., P.C.

St. Clair Shores, Michigan
February 16, 2011

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

	2010	2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 382,170	$ 262,825
Accounts receivable - trade (no allowance for doubtful accounts in 2010 or 2009)	1,115	55,283
Accounts receivable - other	150	26,760
Prepaid expenses	56,638	32,125
Total Current Assets	440,073	376,993
Property and Equipment:		
Computer equipment	79,026	84,999
Furniture and fixtures	125,496	134,014
Leasehold improvements	58,829	58,829
Total	263,351	277,842
Less: Accumulated depreciation	179,007	170,034
Net Property and Equipment	84,344	107,808
Other Assets -		
Deferred income taxes	41,088	41,088
Total Assets	$ 565,505	$ 525,889
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 2,451	$ 42,325
Accrued expenses	67,238	83,790
Accrued income taxes	9,300	-
Deferred income taxes	6,811	6,811
Total Current Liabilities (Equal to Total Liabilities)	85,800	132,926
Shareholders' Equity:		
Common stock, no par value, 60,000 shares authorized 10,623 shares issued and outstanding	170,861	170,861
Paid-in capital	11,993	11,993
Retained earnings	296,851	210,109
Total Shareholders' Equity	479,705	392,963
Total Liabilities and Shareholders' Equity	$ 565,505	$ 525,889

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenues Earned	$ 2,633,168	$ 3,585,077
Operating Expenses - Net of Client Reimbursements	2,534,732	3,766,173
Operating Income (Loss)	98,436	(181,096)
Other Income (Expense) - Net	6,780	(2,189)
Net Income (Loss) Before Income Tax Expense	105,216	(183,285)
Income Tax Expense	18,474	9,676
Net Income (Loss)	$ 86,742	$ (192,961)

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2010 and 2009

	Common Stock		Additional Paid-In	Retained	
	# of Shares	Amount	Capital	Earnings	Total
Balances - January 1, 2009	10,623	$ 170,860	$ 11,993	$ 419,070	$ 601,923
Redemption Of Common Stock	(1,761)	(86,590)	-	-	(86,590)
Issuance Of Common Stock	1,761	86,591	-	-	86,591
Net loss for the year ended December 31, 2009	-	-	-	(192,961)	(192,961)
Shareholder distributions	-	-	-	(16,000)	(16,000)
Balances - December 31, 2009	10,623	$ 170,861	$ 11,993	$ 210,109	$ 392,963
Redemption Of Common Stock	(421)	(15,579)	-	-	(15,579)
Issuance Of Common Stock	421	15,579	-	-	15,579
Net income for the year ended December 31, 2010	-	-	-	86,742	86,742
Balances - December 31, 2010	10,623	$ 170,861	$ 11,993	$ 296,851	$ 479,705

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows From Operating Activities:		
Net income (loss)	$ 86,742	$ (192,961)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	26,061	32,354
Loss on disposal of property and equipment	1,532	4,350
Changes in operating assets and liabilities that provided (used) cash:		
Accounts receivable	80,778	15,555
Prepaid expenses	(24,513)	9,858
Deposits	-	7,870
Accounts payable	(39,874)	33,041
Accrued expenses	(16,552)	(104,188)
Accrued income taxes	9,300	-
Net Cash Provided (Used) by Operating Activities	123,474	(194,121)
Cash Flows From Investing Activities:		
Purchase of property and equipment	(4,129)	(20,471)
Proceeds from sales of investments	-	97,694
Collection on notes receivable-stock sale	-	12,423
Net Cash (Used) Provided by Investing Activities	(4,129)	89,646
Cash Flows From Financing Activities:		
Cost of common stock purchased	(15,579)	(86,590)
Proceeds from common stock issued	15,579	70,008
Shareholder distributions	-	(16,000)
Net Cash Used by Financing Activities	-	(32,582)
Net Increase (Decrease) In Cash and Cash Equivalents	119,345	(137,057)
Cash and Cash Equivalents, Beginning of Year	262,825	399,882
Cash and Cash Equivalents, End of Year	$ 382,170	$ 262,825

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

Supplemental Disclosures of Cash Flows Information -
Cash paid during the year for:

	2010	2009
Income taxes	$ 7,975	$ 11,100

Supplemental Disclosures of Noncash Investing and Financing Transactions:

Common stock issued in exchange for notes receivable	$ -	$ 16,582

The accompanying notes are an integral part of these financial statements.

Note 1 - SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Donnelly Penman & Partners, Inc. (the "Company") is a closely-held corporation with offices in Grosse Pointe, Michigan. The Company provides investment banking, trading, and investment advisory services to both public and private companies. Services to private companies are organized into industry groups, with particular emphasis in manufacturing, financial services, distribution, services and retail. The Company's investment banking services generated approximately 91% and 93% of total revenue in 2010 and 2009, respectively. The Company terminated its trading operations during 2009.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The Company's cash deposits are in both interest and non-interest bearing accounts with a major national financial institution. Interest bearing accounts at such institution are insured by the Federal Deposit Insurance Corporation up to $250,000, while non-interest bearing accounts are fully insured through December 31, 2012 under the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Company had no uninsured balances at December 31, 2010.

Accounts Receivable

The Company extends credit to its customers in the form of accounts receivable in the ordinary course of business and generally requires no collateral. Trade accounts receivable are stated at the amount the Company expects to collect from outstanding balances. The Company provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on management's assessment of the current status of individual accounts. Balances that are still outstanding after the Company has attempted reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management did not consider allowances necessary at December 31, 2010 or 2009.

Note 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment
Property and equipment are recorded at cost. Depreciation is charged against operations over the estimated useful lives of the related assets, which range from 3 to 40 years, using the straight-line method. Expenditures for maintenance and repairs are charged to operations as incurred. Management annually reviews these assets for impairment. For the years ended December 31, 2010 and 2009, depreciation expense was $26,061 and $32,354.

Revenue Recognition
The Company recognizes revenue when services have been rendered based on the terms of the signed contract (engagement letter) with the customer. The Company recognizes non-refundable retainers as revenue upon receipt. Consulting fees are recognized in the month that the fees are billed and services performed. Closing and/or transactional fees are recognized upon the successful closing of the particular transaction.

Income Taxes
The Company, with the consent of its shareholders, has elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code, which provides that in lieu of corporation income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no provision or liability for federal income tax is reflected in these financial statements. The Company is liable for Michigan Business Tax and may also be liable for other state and local income taxes in jurisdictions where the Company has nexus.

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), an interpretation of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, which are superseded by FASB Accounting Standards Codification (ASC) 740. FASB ASC 740 is effective for the year ended December 31, 2010, and the Company adopted FASB ASC 740 as of January 1, 2009. FASB ASC 740 prescribes the minimum recognition threshold and measurement attribute for disclosure of tax positions previously taken or expected to be taken on an income tax return, in order for those tax positions to be recognized in the Company's financial statements. Management has analyzed the Company's material tax positions as of January 1, 2009 and 2010, and as of December 31, 2009 and 2010 and has determined that no material uncertain tax positions exist that require recognition or disclosure in the accompanying financial statements.

Note 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Although actual results may differ from those estimates, management periodically evaluates the relationship between actual and estimated information to monitor the reliability of the estimated information used.

Note 2 - COMMON STOCK

Common stock consists of 60,000 shares of no par authorized shares, 10,623 of which are issued and outstanding at December 31, 2010 and 2009.

During 2010, a shareholder sold all 421 of his shares back to the Company. The Company immediately sold the 421 shares to all of the remaining shareholders except the two majority shareholders for the same consideration it paid the prior shareholder.

During 2009, a different shareholder sold all 1,761 of his shares back to the Company. The Company immediately sold the 1,761 shares to the remaining shareholders and two new shareholders for the same consideration it paid the prior shareholder. Part of the cost of the reissued shares was paid with note receivables from three employees in the amount of $16,582. The amount outstanding on these notes at December 31, 2010 and 2009 was $-0- and $4,159, respectively. This amount is included on the statement of financial condition under the heading of accounts receivable-other.

Note 3 - INCOME TAXES

The Company files income tax returns in the U.S. federal and various state jurisdictions.

The components of the Company's provision for Michigan business income tax in the accompanying statements of operations for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
Income Tax Expense -		
Current tax expense	$ 18,474	$ 9,676

The noncurrent deferred Michigan business income tax asset is a result of a tax credit the Company is entitled to for temporary timing differences that existed when the Michigan Business Income Tax was enacted in 2008. Beginning in 2015, the Company is entitled to a $41,088 tax credit that will be utilized through 2030. The current deferred Michigan Business Tax liability is a result of the temporary timing differences as of December 31, 2010 and 2009, principally due to differences in depreciation methods for book and tax and because the Company prepares its financial statements on the accrual basis and its tax return on the cash basis.

Note 3 - INCOME TAXES (CONTINUED)

The components of the deferred Michigan business income tax assets (liabilities) as of December 31, 2010 and 2009 are as follows:

	2010	2009
Deferred Tax Liabilities:		
Depreciation	$ (3,350)	$ (2,897)
Accounting methods	(3,461)	(3,914)
Total Deferred Tax Liabilities	(6,811)	(6,811)
Deferred Tax Assets:		
Depreciation	4,230	4,230
Accounting methods	36,858	36,858
Total Deferred Tax Assets	41,088	41,088
Net Deferred Tax Asset	$ 34,277	$ 34,277

The Company accounts for tax credits allowable by the Michigan business tax using the flow-through method and thus reducing income tax expense in the year compensation is paid or the year related assets are placed in service.

Note 4 - QUALIFIED RETIREMENT PLANS

The Company sponsors a profit sharing plan for the exclusive benefit of all eligible employees who have attained the age of twenty-one and completed one year of service. Each year the Company may make a discretionary contribution to the Plan at the option of the Board of Directors. The Company's contributions for the years ended December 31, 2010 and 2009 were $41,198 and $102,819, respectively, which includes the amounts to satisfy the top heavy requirements in accordance with Internal Revenue Service regulations.

Note 5 - COMMITMENTS (INCLUDING RELATED PARTY TRANSACTIONS)

The Company leases office space from a Michigan LLC. Certain members of the LLC are also shareholders of the Company. The lease calls for monthly rental payments of $14,271 plus a 1 ½ percent annual increase through July 2013. The Company also pays all of the costs of utilities, maintenance and repairs on the leased space. Rental expense on the related party lease was $173,086 and $172,188, for the years ended December 31, 2010 and 2009, respectively.

Included in accounts payable at December 31, 2010 and 2009 is accrued rent to the related party in the amount of $-0- and $520, respectively.

The Company also leases various office equipment and vehicles from unrelated parties under operating leases which expire through October 2012. In addition, the Company is obligated under contracts with unrelated parties for research subscriptions which expire through December 2012.

Scheduled minimum future payments required under these non-cancelable operating leases and commitments which have initial or remaining terms in excess of one year as of December 31, 2010 are as follows:

	Related Party	Total
Year Ending December 31, 2011	$ 175,683	$ 214,216
2012	178,318	230,573
2013	105,579	105,579
Total Future Minimum Payments	$ 459,580	$ 550,368

Total commitments, including the related party office lease expense, was $239,715 and $236,473, for the years ended December 31, 2010 and 2009, respectively.

Note 6 - REGULATORY REQUIREMENTS

The Company is subject to a minimum net capital rule under the Securities and Exchange Act of 1934 (the Rule) and computes its net capital under the alternative method permitted by this Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 6-2/3% of aggregate indebtedness or a minimum amount that is based on the type of business conducted by the Company, which is $5,000. At December 31, 2010 net capital was $296,370, which was $290,650 in excess of its minimum dollar amount requirement

At December 31, 2009 the Company's net capital was $129,899. Net capital exceeded the minimum by $121,037.

Note 7 - REGULATORY COMPLIANCE

The Company is a member of the Financial Industry Regulatory Authority (FINRA), the largest independent regulator for all securities firms doing business in the United States. As such, the Company is required to comply with various regulations set forth by FINRA, and from time to time is subject to FINRA examination to ensure compliance with current regulations. Any noncompliance with such rules and regulation may subject the Company to disciplinary actions, including, but not limited to, fines, suspension or possible loss of membership. Accordingly, any noncompliance could result in actions by FINRA that have a materially adverse impact on financial position, results of operations and or cash flows.

Note 8 - SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated, for potential recognition or disclosure, significant events or transactions that occurred during the period subsequent to December 31, 2010, the most recent balance sheet presented herein, through February 16, 2011, the date the financial statements were issued. No such events or transactions were identified.

* * * * * *



SUPPLEMENTARY INFORMATION


GHD
Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghdcpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Shareholders

Donnelly Penman & Partners, Inc.

We have audited the accompanying financial statements of Donnelly Penman & Partners, Inc. as of December 31, 2010 and for the year ended December 31, 2010, and have issued our report thereon dated February 16, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the Computation of Net Capital Under Rule 15c3-1, Reconciliation of Part IIA and Form 17a-5(a) as of December 31, 2010 are presented for purposes of additional analysis and is not part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Godfrey Hammel, Danneels & Co., P.C.

St. Clair Shores, Michigan
February 16, 2011

DONNELLY PENMAN & PARTNERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2010

NET CAPITAL		
Total shareholders' equity		$ 479,705
Deduct ownership equity not allowable for net capital		-
Total ownership equity for net capital		479,705
Deductions and/or Charges:		
Non-Allowable assets:		
Property and equipment	$ 84,344	
Prepaid expenses	56,638	
Deferred income taxes	41,088	
Accounts receivable - other	150	
Accounts receivable	1,115	
Total Deductions and/or Charges		183,335
Net Capital		$ 296,370
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities Included In Statement of Financial Condition -		
Accounts payable, accrued expenses and deferred income tax	$ 85,800	
Total Aggregate Indebtedness		$ 85,800
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 5,720
Net Capital Requirement		$ 5,000
Excess Net Capital		$ 290,650
Excess Net Capital At 100%		$ 287,790
Percentage of Aggregate Indebtedness to Net Capital		28.95%

See auditor's report on supplementary information.

DONNELLY PENMAN & PARTNERS, INC.
RECONCILIATION OF PART IIA - FORM 17a-5(a)
December 31, 2010

ASSETS	Allowable	Non-Allowable	Total
Assets per Donnelly Penman & Partners unaudited Focus Report at December 31, 2010	$ 382,170	$ 183,335	$ 565,505
Assets Per Audited Financial Statements	$ 382,170	$ 183,335	$ 565,505

LIABILITIES AND CAPITAL	Per Focus Report	Difference	Audited
Liabilities	$ 85,800	$ -	$ 85,800
Shareholders' Equity:			
Common stock	170,861	-	170,861
Paid-in capital	11,993	-	11,993
Retained earnings	296,851	-	296,851
Total Shareholders' Equity:	479,705	-	479,705
Total Liabilities and Shareholders' Equity	$ 565,505	$ -	$ 565,505

NET CAPITAL	
Net Capital per Donnelly Penman & Partners unaudited Focus Report at December 31, 2010	$ 296,370
Adjustments:	
Increases	-
Decreases	-
Net Capital Per Audited Net Capital Computation	$ 296,370

See auditor's report on supplementary information.


GHD
Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghdcpa.com

SIPC SUPPLEMENTAL REPORT IN ACCORDANCE WITH RULE 17a-5(e)(4)

To the Board of Directors and Shareholders

Donnelly Penman & Partners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Donnelly Penman & Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and Chief Compliance Officer, solely to assist you and the other specified parties in evaluating Donnelly Penman & Partner's, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Donnelly Penman & Partners, Inc.'s management is responsible for Donnelly Penman & Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Godfrey Hammel, Damaels & Co., P.C.

St. Clair Shores, Michigan
February 16, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052909 FINRA DEC
DONNELLY PENMAN & PARTNERS INC 17*17
D/B/A DONNELLY PENMAN & PARTNERS
17160 KERCHEVAL AVE
GROSSE POINTE MI 48230-1661

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark A. Cleland (313) 393-3060

2. A. General Assessment (item 2e from page 2) $ 6,664

B. Less payment made with SIPC-6 filed (exclude interest) (3,467)
July 22, 2010
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 3,197

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,197

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,197

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Donnelly Penman & Partners, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16th day of February, 20 11.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan. 1, 2010 and ending Dec. 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,665,779
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	-
2d. SIPC Net Operating Revenues	$ 2,665,779
2e. General Assessment @ .0025	$ 6,664
	(to page 1, line 2.A.)


Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghdcpa.com

INDEPENDENT AUDITOR'S REPORT DESCRIBING MATERIAL INADEQUACIES FOUND TO EXIST OR EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

To the Board of Directors and Shareholders

Donnelly Penman & Partners, Inc.

SEC Rule 17a-5j requires a description of material inadequacies found to exist, or if none exist, a statement so stating.

Our audit of the Statements of Financial Condition as of December 31, 2010, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, disclosed no material inadequacies.

Godfrey Hammel, Danneels & Co., P.C.

St. Clair Shores, Michigan
February 16, 2011


GHD
Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghdcpa.com

INTERNAL CONTROL REPORT IN ACCORDANCE WITH RULE 17a-5(g)(1)

To the Board of Directors and Shareholders

Donnelly Penman & Partners, Inc.

In planning and performing our audit of the financial statements of Donnelly Penman & Partners, Inc. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Chief Compliance Officer, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Godfrey Hammel, Damman & Co., P.C.

St. Clair Shores, Michigan
February 16, 2011

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghdcpa.com

DONNELLY PENMAN & PARTNERS, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009


SEC MAIL PROCESSING
RECEIVED
FEB 24 2011
WASH, D.C.
211
SECTION

DONNELLY PENMAN & PARTNERS, INC.

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